SEC
Mail Processing
Section
FEB 27 2013
Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67734

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SFI International, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10575 Stonebridge Blvd.
(No. and Street)

Boca Raton FL 33498
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sarvas, Coleman, Edgell & Tobin, P.C.
(Name – *if individual, state last, first, middle name*)

5050 N. 40th Street Phoenix AZ 33498
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

13015111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM
3/7/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin J. Dugan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFI International, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J MITCHELL
Notary Public - Arizona
Maricopa County
My Comm. Expires Dec 7, 2014

Notary Public

Signature

Member
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sarvas, Coleman, Edgell & Tobin, P.C.

SFI INTERNATIONAL LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2012

SFI INTERNATIONAL LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2012

Sarvas, Coleman, Edgell & Tobin, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

TERRY B. SARVAS
ROBERT F. COLEMAN
MICHAEL W. EDGELL
DEBI A. TOBIN
EDWARD L. ESPINOZA

5050 NORTH 40TH STREET • SUITE 310
PHOENIX, ARIZONA 85018
TELEPHONE (602) 241-1200 • FACSIMILE (602) 241-0162
WEBSITE: www.scetcpa.com

MITCHELL R. ADLER
STEFANIE A. BANISTER
ANNE M. BRADER
JEROME A. BRINER
SPENCER L. BUNN
EDWARD K. HANCE
JOSHUA L. KUNDE
VIRGINIA C. TEJADA

INDEPENDENT AUDITOR'S REPORT

To the Members of
SFI International LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of SFI International LLC, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations and changes in members' equity, and of cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

INDEPENDENT AUDITOR'S REPORT
(CONTINUED)

Auditor's Responsibility (Continued)

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, and well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFI International LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Semple, Marchal & Cooper... P.C. [signature]

Phoenix, Arizona
February 19, 2013

SFI INTERNATIONAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Current Assets:	
Cash	$ 31,025
Prepaid Expenses	1,058
Total Current Assets	32,083
Total Assets	$ 32,083

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:	
Accounts Payable	10,437
Total Current Liabilities	10,437
Total Liabilities	10,437
Members' Equity:	
Contributed Capital	197,006
Accumulated Deficit	(175,360)
Total Members' Equity	21,646
Total Liabilities and Members' Equity	$ 32,083

The accompanying notes are an integral part of these financial statements.

SFI INTERNATIONAL LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues	$ -
Operating Expenses:	
Professional Services	38,443
Total Operating Expenses	38,443
Net Loss	(38,443)
Member Contributions	21,982
Members' Equity, beginning of year	38,107
Members' Equity, end of year	$ 21,646

The accompanying notes are an integral part of these financial statements.

SFI INTERNATIONAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows from Operating Activities	
Net Loss	$ (38,443)
Net Changes in Operating Asset and Liability:	
Prepaid Expenses	163
Accounts Payable	(4,500)
Net Cash Used for Operating Activities	(42,780)
Cash Flows from Financing Activities	
Member Contributions	21,982
Net Cash Provided by Financing Activities	21,982
Net Decrease in Cash	(20,798)
Cash, beginning of year	51,823
Cash, end of year	$ 31,025
Supplemental Disclosure of Cash Flow Information	
Cash Paid During the Year for:	
Interest	$ -
Income Taxes	$ -

The accompanying notes are an integral part of these financial statements.

SFI INTERNATIONAL LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

Note 1: The Company and Its Significant Accounting Policies

The Company

SFI International LLC (the "Company") was organized during February 2007 as a Delaware limited liability company for the purpose of investment banking. The Company is registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company is engaged in a single line of business as a securities broker-dealer. The Company member's individual liability for Company debts is limited to their invested capital.

The Company has not generated any revenues from operations from its inception through December 31, 2012.

Significant Accounting Policies

Basis of Financial Statements

The Company's financial statements are prepared on the accrual basis of accounting. Accordingly, all revenues are recognized when earned and all expenses are recognized when incurred.

Management's Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Management is of the opinion that the estimates used and assumptions made in connection with the preparation of these financial statements are materially correct, however, actual results may differ.

Fair Value of Financial Statements

The Company uses fair value measurements to record certain assets and liabilities included in these financial statements. Accounting principles generally accepted in the United States of America establishes a hierarchy that prioritizes inputs used in measuring fair value. The three levels of inputs are:

Level 1
Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Note 1: The Company and Its Significant Accounting Policies (Continued)

Significant Accounting Policies (Continued)

Fair Value of Financial Statements (Continued)

Level 2
Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3
Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The fair value of financial instruments classified as current assets or liabilities, including cash, prepaid expenses, and accounts payable approximate their carrying value principally because of the short maturity of those instruments.

Cash

The Company maintains all of its available cash at a national financial institution. The Company's funds maintained at this financial institution are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. In the ordinary course of business, the Company may, at times, maintain deposits in excess of this insured amount.

Income Taxes

The Company is not subject to federal or state income taxes. All items of income, gain, deduction, loss and credits are allocated and reported to each member for purposes of determining their separate income tax liabilities. Accordingly, these financial statements include no provision for current or deferred income taxes.

Note 1: The Company and Its Significant Accounting Policies (Continued)

Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company utilizes the provisions of Financial Accounting Standards Board ("FASB") FASB ASC 740-10, Accounting for Income Taxes, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Based on the Company's evaluation of tax positions taken in its 2008 through 2011 tax returns, or to be taken in its' 2012 income tax returns, there are no significant uncertain tax positions requiring recognition in the financial statements during the year ended December 31, 2012. In the event the Company is assessed interest or penalties by major tax jurisdictions, it will be classified as income tax expense in the financial statements.

Note 2: Professional Services Expense

The Company has an agreement with an entity that serves as their limited principal for finance and operations. Under the terms of this agreement, this entity prepares financial reports to be submitted to established securities industry regulatory agencies and supervises the Company's responsibilities under the provisions of the Securities and Exchange Act of 1934. Expenses under this contract were $26,500 during the year ended December 31, 2012.

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. As of December 31, 2012, the Company had net capital of $20,588, which was $15,588 in excess of its required net capital of $5,000, and its net capital ratio was 0.51 to 1.

Note 4: Subsequent Events

The Company has evaluated subsequent events through February 19, 2013, the date that the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

SCHEDULE I

SFI INTERNATIONAL LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2012

Computation of Net Capital	
Total Members' Equity	$ 21,646
Less: Nonallowable Assets	(1,058)
Net Capital	$ 20,588
Computation of Excess Net Capital	
Net Capital as Calculated Above	$ 20,588
Net Capital Requirement	(5,000)
Excess Net Capital	$ 15,588
Computation of Aggregate Indebtedness to Net Capital	
Aggregate Indebtedness	$ 10,437
Net Capital as Calculated Above	20,588
Ratio of Aggregate Indebtedness to Net Capital	0.51 to 1
Reconciliation with Company's Computation	
Net Capital, as reported in the Company's December 31, 2012 Part II (unaudited) FOCUS report	$ 17,588
Net Effect of Audit Adjustments	3,000
Net Capital Reported Above	$ 20,588

See accompanying independent auditor's report.

SCHEDULE II

SFI INTERNATIONAL LLC
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

See accompanying independent auditor's report.

SUPPLEMENTARY REPORT

Sarvas, Coleman, Edgell & Tobin, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

TERRY B. SARVAS
ROBERT F. COLEMAN
MICHAEL W. EDGELL
DEBI A. TOBIN
EDWARD L. ESPINOZA

5050 NORTH 40TH STREET • SUITE 310
PHOENIX, ARIZONA 85018
TELEPHONE (602) 241-1200 • FACSIMILE (602) 241-0162
WEBSITE: www.scetcpa.com

MITCHELL R. ADLER
STEFANIE A. BANISTER
ANNE M. BRADER
JEROME A. BRINER
SPENCER L. BUNN
EDWARD K. HANCE
JOSHUA L. KUNDE
VIRGINIA C. TEJADA

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1)

To the Members of
SFI International LLC:

In planning and performing our audit of the financial statements of SFI International LLC as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; or

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) (CONTINUED)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) (CONTINUED)

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the members of SFI International LLC, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Semple, Marchal & Cooper, LLP

Phoenix, Arizona
February 19, 2013